Exhibit 99.1

Press Release

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Pricing of $21 Billion

Aggregate Principal Amount of Senior Notes

DUBLIN – Thursday, October 21, 2021—AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) has announced today that AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of the Company, priced their offering of senior notes, consisting of $1.75 billion aggregate principal amount of their 1.15% Senior Notes due 2023 (the “2023 Notes”), $3.25 billion aggregate principal amount of their 1.65% Senior Notes due 2024 (the “2024 Notes”), $1.00 billion aggregate principal amount of their 1.75% Senior Notes due 2024 (the “2024 NC1 Notes”), $3.75 billion aggregate principal amount of their 2.45% Senior Notes due 2026 (the “2026 Notes”), $3.75 billion aggregate principal amount of their 3.00% Senior Notes due 2028 (the “2028 Notes”), $4.00 billion aggregate principal amount of their 3.30% Senior Notes due 2032 (the “2032 Notes”), $1.50 billion aggregate principal amount of their 3.40% Senior Notes due 2033 (the “2033 Notes”), $1.50 billion aggregate principal amount of their 3.85% Senior Notes due 2041 (the “2041 Notes”) and $0.50 billion aggregate principal amount of their Floating Rate Senior Notes due 2023 (the “Floating Rate Notes” and, together with the 2023 Notes, the 2024 Notes, the 2024 NC1 Notes, the 2026 Notes, the 2028 Notes, the 2032 Notes, the 2033 Notes and the 2041 Notes, the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company. The Issuers intend to use the net proceeds from the Notes to fund a portion of the cash consideration to be paid in the acquisition of the GE Capital Aviation Services business (“GECAS”) by AerCap from General Electric Company (NYSE: GE), and to pay related fees and expenses, with any excess proceeds to be used for general corporate purposes.

Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC are serving as joint global coordinators and joint book running managers for the underwritten public offering.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on October 19, 2021. Investors should read the accompanying prospectus dated October 19, 2021, the preliminary prospectus supplement relating to the offering dated October 19, 2021 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

The prospectus supplement and accompanying prospectus relating to the offering may be obtained from: Citigroup Global Markets Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; Telephone: (800) 831-9146; E-mail: prospectus@citi.com, or Goldman Sachs & Co. LLC at Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or purchase or the solicitation of an offer to sell or purchase the Notes or any other securities, nor shall there be any offer, solicitation, purchase or sale of these securities in any state or jurisdiction in which such offer, solicitation, purchase or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap

AerCap is the global leader in aircraft leasing with one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

Press Release

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events, including the impacts of, and associated responses to: the Covid-19 pandemic; our ability to consummate the proposed GECAS transaction; our ability to obtain requisite regulatory approval and the satisfaction of other conditions to the consummation of the proposed GECAS transaction; our ability to successfully integrate GECAS’ operations and employees and realize anticipated synergies and cost savings; and the potential impact of the announcement or consummation of the proposed GECAS transaction on relationships, including with employees, suppliers, customers and competitors. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland